POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2009
US Funds

General

The following information, prepared as at 14 September 2009, should be read in conjunction with the unaudited interim consolidated financial statements of PolyMet Mining Corp. (the “Company” or “PolyMet”) for the period ended 31 July 2009 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in United States dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of four independent directors, has reviewed this document pursuant to its mandate and charter.

Forward Looking Statements

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, mineral resource and mineral reserve estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permit to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Cautionary note to U.S. investors: the terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this Management Discussion and Analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the factors underlying forward-looking statements.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2009
US Funds

Description of Business and Summary of Recent Events

PolyMet is a Toronto Stock Exchange and NYSE Amex listed Issuer engaged in the exploration and development, when warranted, of natural resource properties. The Company’s only mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group metal mineralization.

Asset Acquisitions

On 15 November 2005 the Company, through its Minnesota subsidiary (Poly Met Mining, Inc.), completed the early exercise of PolyMet’s option with Cleveland Cliffs, Inc. (NYSE:CLF) (“Cliffs”) to acquire the Erie Plant, which is located 10 kilometers (6 miles) west of the NorthMet deposit. The plant was operated by Cliffs for many years and was acquired by Cliffs in early 2001 from LTV Steel Mining Company after that company’s bankruptcy when the plant was placed on care-and-maintenance with a view to a potential restart. With minor modification, the crushing and milling circuits can be used for the NorthMet ore. The plant assets now owned by PolyMet include crushing and milling capacity, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water, and power. A new hydrometallurgical plant is planned to be installed adjacent to the existing mill on surplus land.

PolyMet plans to refurbish and reactivate the crushing, concentrating and tailings facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals. The concentrates are planned to be sold prior to completion of construction and commissioning of the new hydrometallurgical metal recovery processing facilities. Once completed, the new hydrometallurgical plant will produce copper metal, nickel-cobalt hydroxide and a precious metals precipitate.

On 20 December 2006 the Company acquired from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. This transaction also included 120 railcars, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property under both transactions.

Feasibility Study, Mineral Resources and Mineral Reserves

With publication of the Definitive Feasibility Study (“DFS”) in September 2006, summarized in a Technical Report under National Instrument 43-101 (“NI 43-101”), PolyMet established SEC-standard mineral reserves. Proven and probable mineral reserves were estimated at 181.7 million short tons grading 0.31% copper, 0.09% nickel, and 0.01 ounces per ton ("opt") of precious metals. In September 2007, PolyMet reported an expansion in these proven and probable mineral reserves to 274.7 million short tons grading 0.28% copper, 0.08% nickel, and 0.01 opt of precious metals (palladium, platinum and gold).

These reserves are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2009
US Funds

The reserves lie within measured and indicated mineral resources that were expanded to 638.2 million tons grading 0.27% copper, 0.08% nickel and 0.01 opt of precious metals (palladium, platinum and gold). In addition, inferred mineral resources total 251.6 million tons grading 0.28% copper, 0.08% nickel, and 0.01 opt of precious metals.

PolyMet has transitioned into detailed engineering in preparation for the start of construction. This includes detailed planning for the construction phase, commencement of detailed design work, and scheduling long lead-time equipment. As a result of continuing economic and financial market instability which started in mid 2008, there is some uncertainty about commodity prices, which could have an effect on both capital and operating costs as well as revenues, and delivery times for long lead-time equipment have shortened. In light of these developments, the Company has scaled back detailed engineering and design work that is not needed for permitting and has deferred placing orders for equipment.

DFS Update

On May 20, 2008 PolyMet reported revised plans and cost estimates for construction and operating costs. The revised plans include:

  the sale of concentrate during the construction and commissioning of new metallurgical facilities resulting in a shorter pre-production construction period (under twelve months) and reduced capital costs prior to first revenues ($312 million versus $380 million) despite the inclusion of an estimated $65 million of additional measures to protect the environment;
  the new metallurgical facilities to be constructed during initial production and sales of concentrate. PolyMet anticipates that much of the additional $290 million of capital costs, including $20 million of additional environmental measures, will be funded from cash flow from initial operations;
  mine plans (based on copper at $1.25 per pound) reflect the increase in reserves and decrease in stripping ratio reported on September 26, 2007, the use of 240-ton trucks, and owner versus contract mine operations, and
  $77 million of mining equipment, which was assumed to be provided by a mining contractor in the DFS has been incorporated as an operating lease in updated operating costs.

Environment and Schedule

In January 2007, the Company submitted a Detailed Project Description (“DPD”) to state and federal regulators. The DPD lays out the Company’s development plans and proposed environmental safeguards. Since then, the Company has submitted a supplemental DPD as well as more than 100 supporting research studies. Independent environmental contractors (“the EIS Contractor”) retained by the Minnesota Department of Natural Resources (“MDNR”) are preparing the Environmental Impact Statement (“EIS”) for the Project.

The draft EIS will be an assessment of potential environmental, social and economic effects of the proposed project, comprising 19 chapters and major subchapters. On December 22, 2008, the MDNR provided a preliminary version of the draft EIS to PolyMet and various government agencies. These groups completed their reviews and submitted extensive comments to the MDNR.

The MDNR is working with the EIS contractor to incorporate comments and analysis to ensure that the draft EIS meets the MDNR's standard of thoroughness and accuracy. Significant

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2009
US Funds

progress has been made completing the final revisions. The MDNR is expected to complete the draft EIS and have it available for publication before the end of the third quarter of 2009.

Once the draft EIS is published, non-government organizations, government agencies and the public will have an opportunity to comment. The final EIS will incorporate analysis and appropriate responses to comments. The issuance of a final EIS would allow the MDNR to issue environmental and operating permits. Prior to receipt of these permits, the Company intends to secure production debt financing that would be available upon receipt of key permits, with construction slated to start upon availability of construction finance.

Construction of NorthMet is expected to be made up of four major components:

1.	Implementation of environmental safeguards;
2.	Construction of the mine and reactivation of some existing mine infrastructure;
3.	Refurbishment of the existing Erie Plant facilities and construction of new flotation facilities, and
4.	Construction of a new hydrometallurgical plant.

Key Developments

On 5 May 2009, the Company announced that in completing the draft EIS, the MDNR and the U.S. Army Corps of Engineers (jointly the “Lead Agencies”), working with other government agencies and PolyMet, are completing a final review of options to minimize the potential environmental impacts of the proposed NorthMet project. As part of this final review, PolyMet has undertaken some additional confirmatory analysis leading to final determinations on mitigation measures to be proposed in the draft EIS. The draft EIS is expected to be completed and available for publication in the third quarter of 2009.

In May 2009, the Company determined that Milestone 2 of its Bonus Share Plan, the negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers, had been achieved. As a result, the Company issued the related 1,300,000 common shares to certain Directors and insiders in June 2009.

On 18 June 2009 the Company received $5 million under an existing convertible debenture agreement. On 31 August 2009 PolyMet received an additional $5 million under the convertible debentures agreement.

At the Annual and Special Meeting of the shareholders of PolyMet on 24 June 2009, the disinterested shareholders of the Company approved an extension of the expiry date by two years of all stock options outstanding as at 24 June 2009.

On 27 August 2009, the Company announced that it had filed a universal shelf registration on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”). After this universal shelf registration is declared effective by the SEC and approved by Canadian regulatory authorities, PolyMet will have the option to offer and sell, from time to time in one or more offerings, up to $500 million of its debt securities, common shares, warrants and units.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2009
US Funds

Results of Operations

For the three months ended 31 July 2009 (the “2010 second quarter”) compared to the three months ended 31 July 2009 (the “2009 second quarter”)

a) Loss for the Period:

During the three months ended 31 July 2009, the Company incurred a loss of $1,035,000 ($0.01 loss per share) compared to a loss of $1,666,000 ($0.01 loss per share) in the fiscal 2009 second quarter. The decrease in the net loss for the period was primarily attributable to:

  An other than temporary impairment of investment loss of $724,000 in the prior year period (current year period - $nil), partially offset by
  An increase in stock based compensation expense to $332,000 (prior year period - $172,000) predominantly due to the extension of the term of all PolyMet stock options outstanding at 24 June 2009 by two years which was approved by the disinterested shareholders at the Company’s Annual and Special of shareholders on 24 June 2009.

Effective 1 February 2009, the Company adopted CICA Section 3064 - Goodwill and Intangible Assets. As a result of this standard, the CICA withdrew EIC 27, Revenue and Expenses during the pre-operating period. With the withdrawal of EIC 27, the Company is no longer able to defer operating costs and revenues incurred prior to commercial production at its development project. The adoption of this standard resulted in the Company retroactively ceasing to capitalize to mineral property accretion related to asset retirement obligations in its consolidated financial statements. The impact on the financial statements was a reduction in the mineral property book value and a corresponding increase in deficit of $1,157,000 at 31 January 2009. The impact in the quarter ended 31 July 2009 was an asset retirement accretion expense of $101,000 (31 July 2008 - $111,000).

b) Cash Flows:

Cash used in operating activities in the three months ended 31 July 2009 was $724,000 compared to cash provided in the three months ended 31 July 2008 of $744,000. The variance in cash related to operating activities is primarily due to changes in non-cash working capital balances.

Cash provided by financing activities for the three months ended 31 July 2009 was $4,724,000 (prior year period – use of $8,000). The 2010 first quarter activity was primarily due to net funding from issuance of convertible debentures of $4,984,000 (prior year period - $nil) and the scheduled repayment of $250,000 of debt (prior year period - $400,000). In the prior year period $407,000 was raised (current year period - $nil) from the issuance of common shares on the exercise of stock options.

Cash used in investing activities for the three months ended 31 July 2009 was $3.798 million compared with $6.362 million in the three months ended 31 July 2008, with the decrease being primarily the result of lower engineering and project costs in the current year period as the Company scaled back detailed engineering and design work that is not needed for permitting.

Total cash for the three months ended 31 July 2009 increased by $202,000 for a balance of $3,252,000 compared to the three months ended 31 July 2008 where cash decreased $5,626,000 to a balance of $6,396,000.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2009
US Funds

c) Capital Expenditures:

During the three months ended 31 July 2009 the Company capitalized $5.672 million (2008 -$7.400 million) of costs primarily directly related to site activity, bonus share accrual, the draft EIS and permitting as well as engineering and project planning costs.

For the six months ended 31 July 2009 compared to the six months ended 31 July 2008

a) Loss for the Period:

During the six months ended 31 July 2009, the Company incurred a loss of $2,017,000 ($0.01 loss per share) compared to a loss of $2,743,000 ($0.02 loss per share) in the prior year period. The decrease in the net loss for the period was primarily attributable to:

  An other than temporary impairment of investment loss of $903,000 in the prior year period (current year period - $nil), partially offset by
  An increase in stock based compensation expense to $785,000 (prior year period - $334,000) predominantly due to the granting of additional stock options in the first quarter and the extension of the term of all PolyMet stock options outstanding at 24 June 2009 by two years which was approved by the disinterested shareholders at the Company’s Annual and Special of shareholders on 24 June 2009.

b) Cash Flows:

Cash used in operating activities in the six months ended 31 July 2009 was $611,000 compared to cash used in the six months ended 31 July 2008 of $697,000.

Cash provided by financing activities for the six months ended 31 July 2009 was $4,662,000 compared with cash used of $500,000 in the prior year period. The activity in the first six months of 2009 was primarily due to the net funding from issuance of convertible debentures of $4,956,000 (prior year period - $nil), $231,000 from the issuance of common shares on exercise of stock options (prior year period - $420,000) and scheduled repayment of $500,000 of debt (prior year period - $900,000).

Cash used in investing activities for the six months ended 31 July 2009 was $8.153 million compared with $12.491 million in the six months ended 31 July 2008, with the increase being primarily the result of higher engineering, project and environmental / permitting costs in the current year period as the Company scaled back detailed engineering and design work that is not needed for permitting.

Total cash for the six months ended 31 July 2009 decreased by $4.102 million for a balance of $3.252 million compared to the prior year period where cash decreased $13.688 million to a balance of $6.396 million.

c) Capital Expenditures:

During the six months ended 31 July 2009 the Company capitalized $11.710 million (2008 -$13.009 million) of costs primarily directly related to site activity, bonus share accrual, the draft EIS and permitting as well as engineering and project planning costs.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2009
US Funds

Summary of Quarterly Results
(All figures in Thousands of U.S. dollars except Loss per share)

Three Months Ended	July 31 2009 $	Apr. 30 2009 $	Jan. 31 2009 $	Oct. 31 2008 $	July 31 2008 $	Apr. 30 2008 $	Jan. 31 2008 $	Oct. 31 2007 $
Total Revenues	-	-	-	-	-	-	-	-
General and Administrative	(1,089)	(1,009)	(894)	(898)	(1,017)	(1,018)	(1,225)	(1,096)
Other Income (Expenses)	54	27	(7)	(437)	(649)	(59)	(798)	611
Net Loss	(1,035)	(982)	(901)	(1,335)	(1,666)	(1,077)	(2,023)	(485)
Loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)

Significant items to report for the quarterly results are as follows:

Investment losses of $93,000, $369,000, $724,000, $179,000 and $1,050,000 were recorded in the quarters ended 31 January 2009, 31 October 2008, 31 July 2008, 30 April 2008 and 31 January 2008, respectively. There were no investment losses recorded in the other quarters.

The net loss included stock based compensation expense for the quarters ended:

1.	31 July 2009 - $332,000
2.	30 April 2009 - $453,000
3.	31 January 2009 - $73,000
4.	31 October 2008 - $80,000
5.	31 July 2008 - $172,000
6.	30 April 2008 - $162,000
7.	31 January 2008 - $39,000
8.	31 October 2007 - $80,000

Each of the quarterly results from 31 January 2009 to 31 October 2007 have been restated to reflect the adoption of CICA 3064 and the related withdrawal of EIC 27. As a result of the withdrawal, asset retirement obligation accretion expenses which the Company had previously capitalized to mineral property have been expensed. As a result, the general and administrative expense and net loss in the periods have increased by the following amounts:

1.	31 January 2009 - $115,000
2.	31 October 2008 - $114,000
3.	31 July 2008 - $111,000
4.	30 April 2008 - $103,000
5.	31 January 2008 - $114,000
6.	31 October 2007 - $111,000

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2009
US Funds

Financing Activities

During the six months ended 31 July 2009 the Company issued 475,000 shares (prior year period – 250,300) upon exercise of options for proceeds of $231,000 (prior year period -$420,000).

On 18 June 2009 the Company received $5 million under an existing convertible debenture agreement. On 31 August 2009 PolyMet received an additional $5 million under the convertible debentures agreement.

On 27 August 2009, the Company announced that it had filed a universal shelf registration on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”). After this universal shelf registration is declared effective by the SEC, PolyMet will have the option to offer and sell, from time to time in one or more offerings, up to $500 million of its debt securities, common shares, warrants and units.

Liquidity and Capital Resources

As at 31 July 2009 the Company had a working capital deficiency of $1.525 million compared with working capital of $3.582 million at 31 January 2009 consisting primarily of cash of $3.252 million (31 January 2009 - $7.354 million), prepaids of $318,000 (31 January 2009 -$470,000), accounts payable and accrued liabilities of $3.247 million (31 January 2009 -$2.797 million), the current portion of the notes to Cliffs of $1.750 million (31 January 2009 -$1.250 million) and the current portion of asset retirement obligations of $321,000 (31 January 2009 - $321,000). The Company expects to pay the remaining balance of $9.306 million (31 January 2009 - $10.063 million) long term notes to Cliffs and the convertible debt principal balance of $20 million plus capitalized interest from working capital, additional financing and funds from operations once commercial production has commenced. The Company’s cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

As at 31 July 2009 the Company, in addition to its obligation to Cliffs and Glencore as described herein, has obligations to issue shares under the Company’s Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought in 2009. To 31 July 2009, 5,240,000 shares have been issued for the achievement of Milestones 1, 2 and 3. The bonus shares allocated for Milestones 1 through 3 are valued using the Company’s closing trading price on 28 May 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders. The bonus shares allocated for Milestone 4 are valued using the Company’s closing trading price on 17 June 2008 of US$3.80 per share, the date of the approval of the bonus plan by the disinterested shareholders. The Company also has outstanding firm commitments of $1,100,000.

In May 2009, the Company determined that Milestone 2 of its Bonus Share Plan, the negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers, had been achieved. As a result, the Company issued the related 1,300,000 common shares to certain directors and insiders.

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of operations. Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due.

The Company has taken steps to fund its operations through the issuance of equity and debt. It plans to meet its financial obligations to the point at which all regulatory approvals for its NorthMet project have been obtained and which will allow the Company to raise capital to construct its mine and commence commercial production. Management believes that the negotiation of a convertible debenture for $50 million in 2008 will be sufficient to meet its obligations until it is able to raise capital to construct its mine. Three tranches of the convertible debenture amounting to $20 million were advanced to the Company by 31 July 2009. On 31 August 2009 PolyMet received an additional $5 million under the convertible debentures agreement. Funding of the fifth tranche of $25 million requires the Company to achieve certain milestones and conditions. One of these conditions is for the Company to obtain the consent of RGGS Land & Minerals Ltd., L.P. and Cliffs to allow the debenture holder to obtain a mortgage over certain of the Company’s assets. In the event that the milestones and conditions laid out in the convertible debenture are not met, or waived by the Debenture holder, or their achievement is delayed the Company may be forced to curtail or delay expenditures, sell assets or seek additional financing sources. All of these circumstances may delay the progress of or affect the ultimate success of the Company’s plans.

Management of the Company has developed plans which, in the event of delays of the achievement of milestones under the convertible debenture, involve the curtailment or postponement of certain activities, the sale of assets and the provision of additional sources of finance. However, there is no assurance that management will be successful in achieving any or all of the opportunities it has identified or obtain sufficient liquidity to execute its business plans.

Should the Company wish to continue to further advance the NorthMet Project to commercial production PolyMet will require additional funds. As the Company has no operating revenues, the only source of liquidity consists primarily of cash from proceeds of project debt, other debt and equity financing.

Shareholder Rights Plan

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders on 27 June 2007 and modified by the Company’s shareholders on 17 June 2008. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on 4 December 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2009
US Funds

date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

(All figures in thousands of U.S. dollars)	Six months	Six months
	ended	ended
	31 July 2009	31 July
Consulting fees paid to David Dreisinger, a Director of the	28	33
Company
Rent and charges paid to a company of which the	-	6
Executive Chairman is a director
	28	39

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the six months ended 31 July 2009, the Company paid $28,000 (31 July 2008 -$33,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company’s Executive Chairman, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past five years.

The agreement with Dr. Dreisinger was entered into at a time when the Company’s current business plans were being formulated and it was month to month and oral in nature. The agreement was approved by Mr. William Murray. It was discussed with the Company’s board of directors who did not consider that a formal approval and written contract was necessary at that time. The Company believes that the contract was at terms at least as good as could be obtained from third parties.

During the six months ended 31 July 2009, the Company paid $nil (31 July 2008 - $6,000) to Baja Mining Corp. (“Baja”) primarily for health insurance plan costs. The agreement between Baja and the Company was oral in nature. Mr. Murray ceased being a Director of Baja in June 2008. Effective 1 September 2008, the Company ceased paying the health insurance plan costs to Baja.

The Company believes that the contract with Baja was at terms that were fair to the parties involved.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2009
US Funds

Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company.

Subsequent Events

On 27 August 2009, the Company announced that it had filed a universal shelf registration on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”). After this universal shelf registration is declared effective by the SEC, PolyMet will have the option to offer and sell, from time to time in one or more offerings, up to $500 million of its debt securities, common shares, warrants and units.

On 31 August 2009 PolyMet received an additional $5 million under the convertible debentures agreement.

Changes in Accounting Policies Including Initial Adoption

The Company has adopted the following CICA standards effective for the Company commencing February 1, 2009:

(i)

Section 3064 - Goodwill and Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and other intangible assets. As a result of this standard, the CICA withdrew EIC 27, Revenue and Expenses during the pre-operating period. With the withdrawal of EIC 27, the Company is no longer able to defer operating costs and revenues incurred prior to commercial production at its development project. The adoption of this standard resulted in the Company retroactively ceasing to capitalize to mineral property accretion related to asset retirement obligations in its consolidated financial statements. The impact on the financial statements was a reduction in the mineral property book value and a corresponding increase in deficit of $1,157,000 at 31 January 2009. The impact in the quarter ended 31 July 2009 was an asset retirement accretion expense of $101,000 (31 July 2008 - $111,000).

(ii)

EIC – 173 – Credit Risk and Fair Value of Financial Assets and Liabilities. This standard provides guidance on how to take into account credit risk of an entity and counterparty when determining fair value of financial assets and financial liabilities. The adoption of this standard did not have any effect on the Company’s financial statements.

(iii)

EIC – 174 – Mining Exploration Costs. This standard provides guidance on the accounting and impairment review of exploration costs. The adoption of this standard did not have any effect on the Company’s financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2009
US Funds

comparative purposes of amounts reported by the Company for the year ended 31 January 2011.

In preparation for the changeover from GAAP to IFRS, the Company commenced the planning process during the second quarter of fiscal 2009. Specific initiatives are underway and others have been planned for transitioning from GAAP to IFRS. Current status of the project is as follows:

Resources

  Management has retained the service of a major public accounting firm to provide advisory technical assistance for the project, and
  The Company will continue to invest in training and resources to ensure a timely and effective conversion.

Process

  A diagnostic assessment of the key impact areas was completed;
  A detailed assessment of accounting and measurement differences between IFRS and Canadian GAAP on current accounting policies, as well as new policies anticipated to be implemented as the Company transitions to becoming a producer is currently underway;
  Initial findings and observations for the work completed to date will serve as an input in establishing the key parameters to develop solutions during the design phase of the project;
  An initial assessment of exemptions available under IFRS 1, “First-time Adoption of IFRS” is underway;
  The Company’s audit committee is monitoring progress and is kept informed of issues identified, and
  The Company’s external auditor is advised of the progress status and issues identified.

Management anticipates that there will be changes in accounting policies and these changes may materially impact the financial statements.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2009
US Funds

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:

Unlimited common shares without par value.

Issued and outstanding:

As at 8 September 2009, 139,078,875 common shares were issued and outstanding.

Outstanding options, warrants and convertible securities as at 8 September 2009:

Type of Security	Number	Exercise Price (US$)	Expiry Date
Common share warrants	4,010,000	3.00	13 October 2009 (Note1)
Common share warrants	1,100,000	4.00	30 October 2010
Common share warrants	4,010,000	(Note 1)	August 31, 2011
Stock options	825,000	0.61	05 July 2011
Common share warrants	6,250,000	(Note 2)	30 September 2011
Stock options	50,000	0.73	18 October 2011
Stock options	85,000	0.60	30 March 2012
Stock options	350,000	0.79	1 May 2012
Stock options	40,000	0.87	15 June 2012
Stock options	1,540,000	1.26	19 September 2012
Stock options	200,000	1.11	24 October 2012
Stock options	200,000	1.06	5 December 2012
Stock options	2,900,000	2.55	20 March 2013
Stock options	325,000	2.75	19 June 2013
Stock options	300,000	3.54	1 September 2013
Stock options	75,000	3.25	22 September 2013
Stock options	525,000	3.05	5 January 2014
Stock options	1,250,000	2.99	13 February 2014
Stock options	400,000	2.88	8 March 2014
Stock options	250,000	2.92	12 March 2014
Stock options	50,000	2.89	23 March 2014
Stock options	360,000	3.00	4 September 2014
Stock options	205,000	3.05	12 December 2014
Stock options	70,000	3.03	11 January 2015
Stock options	100,000	2.87	31 January 2015
Stock options	500,000	2.72	15 February 2015
Stock options	100,000	3.92	2 June 2015
Stock options	175,000	3.22	30 July 2015
Stock options	915,000	0.82	30 January 2016
Stock options	1,410,000	0.82	17 February 2016

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2009
US Funds

Note 1:

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of its April 2007 private placement to exchange those warrants into:

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009, and
  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.
Note 2:

Each warrant entitles the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume- weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

At the Annual and Special Meeting of the shareholders of PolyMet on 24 June 2009, the disinterested shareholders of the Company approved an extension of the expiry date by two years of all stock options outstanding as at 24 June 2009.

Effective 25 May 2007, the Company adopted a new Omnibus Share Compensation Plan (“Stock Option Plan”), which was approved by the Company’s shareholders’ on 27 June 2007. The Stock Option Plan covers the Company’s employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 3,640,000 common shares are reserved for issuance as awards other than options.

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described in PolyMet’s Form 20-F/Annual Information Form for the year ended 31 January 2009 on file with the SEC and Canadian securities regulators and other information filed with the Canadian and United States securities regulators before investing in the Company’s common shares. The risks described in PolyMet’s Form 20-F/Annual Information Form are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business. If any of the risks described in PolyMet’s Form 20-F/Annual Information Form for the year ended 31 January 2009 occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2009
US Funds

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the three months ended 31 July 2009 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Additional Information

Additional information related to the Company is available for view on SEDAR and EDGAR, respectively, at www.sedar.com and www.sec.gov, and at the Company’s website www.polymetmining.com.